UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

As previously disclosed in a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026, as amended by the Report on Form 6-K/A furnished with the SEC on February 18, 2026, by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), the Company entered into a Share Exchange Agreement (the “Original Share Exchange Agreement”), dated as of February 18, 2026 (the “Original Agreement Date”), among the Company and certain shareholders of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”). On June 11, 2026, the Original Share Exchange Agreement was amended by an Amendment Agreement, dated as of June 11, 2026 (“Amendment Agreement”), between the Company and certain shareholders of Royal Uranium, to reflect an increase of 3,500,000 common shares of Royal Uranium outstanding and changes in ownership of common shares of Royal Uranium that occurred between the Original Agreement Date and the date of the Amendment Agreement, adjusting share allocations accordingly, and reducing the number of Class A ordinary shares of the Company with nominal value $0.0035 per share (“Class A Ordinary Shares”) that the Company was required to issue at the closing (the “Closing”) of the securities exchange contemplated by the Original Share Exchange Agreement (the “Securities Exchange”) from up to 3,750,025 to up to 3,750,018 (as amended, the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement and Joinders to the Share Exchange Agreement executed by certain shareholders of Royal Uranium, shareholders of Royal Uranium holding all of the share capital of Royal Uranium (collectively, the “RU Shareholders”) agreed to the terms of the Share Exchange Agreement.

On July 21, 2026, the Closing was completed. Pursuant to the Share Exchange Agreement, the RU Shareholders sold all of the issued and outstanding shares in the capital of Royal Uranium (81,881,029 common shares) to the Company in exchange for 3,750,018 Class A Ordinary Shares. As a result of the Securities Exchange, Royal Uranium has become a wholly-owned subsidiary of the Company. The Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000.

Under each Mineral & Element Advisory Agreement, dated as of February 12, 2026 (collectively the “Advisory Agreements”), between the Company and each of three other parties (the “Advisors”), the Share Exchange Agreement constituted a Definitive Agreement (as defined in the Advisory Agreements). The Advisory Agreements were disclosed in the Company’s Report on Form 6-K furnished with the SEC on February 17, 2026 (the “Prior Form 6-K”). Pursuant to the Advisory Agreements and at the election of the Advisors, the Company issued 95,000 Class A Ordinary Shares and customary pre-funded warrants to purchase up to an aggregate of 190,000 Class A Ordinary Shares to the Advisors in the form attached as Exhibit 4.1 to the Prior Form 6-K. Under the Advisory Agreements, the Company will be required to issue a certain number of additional Class A Ordinary Shares or pre-funded warrants to the Advisors if certain conditions are met.

As previously disclosed in a Report on Form 6-K furnished with the SEC on September 25, 2026, as amended by the Report on Form 6-K/A furnished with the SEC on October 6, 2026, on September 25, 2026, the Audit Committee of the Company’s Board of Directors concluded that the Company’s audited consolidated financial statements and the notes thereto as of and for the fiscal year ended December 31, 2025 included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 previously filed by the Company with the SEC on May 7, 2026, should no longer be relied upon and should be restated due to certain errors in such financial statements, as further disclosed such Report on Form 6-K/A. The Company has restated such financial statements in its Annual Report on Form 20-F/A (Amendment No. 1) filed with the SEC on October 6, 2026. Accordingly, the pro forma financial information of the Company and Royal Uranium as of and for the fiscal year ended December 31, 2025, and the notes related thereto, which were attached as Exhibit 99.6 to a Report on Form 6-K/A furnished with the SEC on July 29, 2026, do not reflect the restatement and should no longer be relied upon.

In connection with the foregoing, the following exhibits are being furnished with this Report on Form 6-K: (1) unaudited consolidated financial statements of the Company as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, and the notes related thereto, which are attached hereto as Exhibit 99.1, and (2) unaudited pro forma combined consolidated financial information of the Company and Royal Uranium as of and for the six months ended June 30, 2026 and for the fiscal year ended December 31, 2025, and the notes related thereto, which is attached hereto as Exhibit 99.2.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-298887, 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Unaudited consolidated financial statements of Fusion Fuel Green PLC as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 and the notes related thereto.
99.2	Unaudited pro forma combined consolidated financial information of Fusion Fuel Green PLC and Royal Uranium Inc. as of and for the six months ended June 30, 2026 and for the fiscal year ended December 31, 2025, and the notes related thereto.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 13, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer